WELLS FARGO ASSET SECURITIES CORPORATION
                              7485 NEW HORIZON WAY
                            FREDERICK, MARYLAND 21703




                                  April 3, 2001


Mark W. Green, Esq.
Securities and Exchange Commission
Division of Corporation Finance
405 Fifth Street, N.W.
Washington, DC 20549-1004

            Re:   Withdrawal of Post-Effective Amendment
                  No. 1 to Registration Statement No. 333-17801
                  ---------------------------------------------

Dear Mr. Green:

            Wells Fargo Asset Securities Corporation (formerly known as Norwest Asset Securities Corporation and successor to Norwest Integrated Structured Assets, Inc.), the registrant of the above-referenced Post-Effective Amendment No. 1 filed on August 2, 2000 (the "Post-Effective Amendment") to the Registration Statement No. 333-17801 on Form S-3 (the "Registrant"), requests the withdrawal of such Post-Effective Amendment pursuant to Rule 477(a) under the Securities Act of 1933, as amended.

            The purpose of the Post-Effective Amendment was to facilitate the Registrant's adoption of the Registration Statement No. 333-17801 of Norwest Integrated Structured Assets, Inc., a predecessor of the Registrant, as its own registration statement. Subsequent to the filing of the Post-Effective Amendment, the Registrant filed a new Registration Statement No. 333-45578 on Form S-3 on September 11, 2000 (the "Registration Statement") for the purpose of merging the Registration Statement No. 333-17801 into such Registration Statement. Therefore, the Registrant wishes to withdraw the Post-Effective Amendment because the need for it no longer exists.

                                    Very truly yours,

                                    WELLS FARGO ASSET SECURITIES CORPORATION

                                    By:     /s/ Patrick Greene
                                            --------------------------------
                                    Name:   Patrick Greene
                                    Title:  Vice President

cc:  Lawrence D. Rubenstein, Esq.
     Jordan M. Schwartz, Esq.